Room 4561

September 28, 2006

Carlos Augusto Lira Aguiar
Chief Executive Officer
Aracruz Celulose S.A.
Av. Brigadeiro Faria Lima, 2277, 4th Floor
01452-000 São Paulo, SP, Brazil

> **Re:** **Aracruz Celulose S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2005**
> **Filed June 19, 2006**
> **Form 6-K**
> **Filed January 28, April 13, and July 10, 2006**
> **File no. 001-11005**

Dear Mr. Aguiar:

We have reviewed your response letter dated August 31, 2006 in addition to the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F for the Fiscal Year Ended December 31, 2005

Report of Independent Registered Public Accounting Firm, page F-4

1.   We note your responses to our prior comment no. 2 and no. 3 where you indicate your intention to amend your Form 20-F for the fiscal year ended December 31, 2005. We further note that the amendment has not yet been filed. Tell us when you plan to file the amendment. Please note that our review will remain open pending resolution of these and other comments.

Note 1. Summary of significant accounting policies

(h) Property, Plant and equipment, page F-16

2.   We note your response to prior comment no. 4. As requested in our prior comment please explain whether you are calculating depletion on a stand by stand basis and what it means to compute depletion on a unit-of-production basis. In this regard is the Company computing depletion by stand based on the proportion of timber harvested during the year to total timber available for cutting or some other method.

Note 11 Stockholders' equity, page F-27

3.   We note your response to our prior comment no. 9 where you have supplementally provided a very detailed description of the significant rights, terms and privileges associated with the different classes of stock. We further note that much of the information provided in your response has been omitted from the notes to your financial statements. Given the complexities in your equity structure in terms of rights and liquidation preferences, we believe this information would be useful to investors. In addition, paragraph 4 of SFAS 129 requires that such information be disclosed. Please advise.

Form 6-K Filed on January 18, 2006, Form 6-K filed on April 13, 2006 and Form 6-K Filed on July 10, 2006

4.   We note your response to our prior comment no. 15, including the added disclosure that you propose to include in future filings. We further note that the disclosure does not address "cash earnings per share" – a non-GAAP measure disclosed in previously filed Forms 6-K. Please advise.

Form 6-K Filed July 10, 2006

5.　　We note your response to our prior comment no. 16 and we reissue the comment. Revise the Form 6-K Filed on July 10, 2006 to include a signed review report from the audit firm who performed the review.

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As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact April Coleman, Staff Accountant, at (202) 551-3458, Tom Ferraro, Senior Staff Accountant, at (202) 551-3225 or me at (202) 551-3730 if you have questions regarding these comments.

Sincerely,

Kathleen Collins
Accounting Branch Chief